1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2011
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 21, 2011	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

DISCLOSEABLE AND CONNECTED TRANSACTION

IN RESPECT OF THE COUNTER GUARANTEE
TO BE GRANTED TO CHINALCO

SUMMARY

On 29 July 2010, the Company and Rio Tinto plc together with one of its affiliates entered into the Simandou Joint Development Agreement for the development and operation of the Simandou Project in Guinea in west Africa. In respect of the Underlying Transaction, Chinalco and Rio Tinto plc have entered into ancillary terms, including the provision of the Guarantee by Chinalco to Rio Tinto plc for the performance by the Company of all its obligations under the Simandou Joint Development Agreement in accordance with its terms. On 26 October 2010, the Board announced that in relation to the Underlying Transaction and the Guarantee, and upon the request of Chinalco, the Company proposed to grant the Counter Guarantee to Chinaclo. This announcement sets out further information of the Counter Guarantee.

Chinalco, being the controlling shareholder of the Company, is a connected person of the Company for the purpose of the Hong Kong Listing Rules. As the highest percentage ratio among all applicable percentage ratios (as defined in the Hong Kong Listing Rules) in respect of the Counter Guarantee is more than 5% but less than 25%, the granting of the Counter Guarantee constitutes a discloseable and connected transaction of the Company under the Hong Kong Listing Rules, and is therefore subject to the reporting and announcement requirements as well as the Independent Shareholders' approval requirement under the Hong Kong Listing Rules.

The granting of the Counter Guarantee will be considered and if thought fit, approved by the Independent Shareholders at the AGM. A circular containing details of the Counter Guarantee, a letter from the Independent Board Committee containing its recommendation in respect of the granting of the Counter Guarantee and a letter from China Merchants Securities containing its advice to the Independent Board Committee and the Independent Shareholders in respect of the granting of the Counter Guarantee, as well as a circular containing, among other things, notice of the AGM are expected to be despatched to the shareholders of the Company on or before 12 April 2011.

I.	INTRODUCTION

Reference is made to the announcements of the Company dated 29 July 2010 and 26 October 2010 relating to the execution of the Simandou Joint Development Agreement and the proposed granting of the Counter Guarantee by the Company in favour of Chinalco, respectively.

On 29 July 2010, the Company and Rio Tinto plc, together with one of its affiliates, entered into the Simandou Joint Development Agreement for the development and operation of the Simandou Project in Guinea in west Africa. Pursuant to the Simandou Joint Development Agreement, Rio Tinto plc will incorporate a new company, to which the entire 95% interest of Rio Tinto plc in the existing project company incorporated for investing in and developing the Simandou Project shall be transferred. The Company will, through its subsidiary, acquire by stages up to a 47% equity interest in the new company, the consideration for which will be paid by instalments by the Company fulfilling the funding obligation of a total of US$1.35 billion for the development of the Simandou Project. The entire 47% equity interest in the new company will be acquired progressively by a subsidiary of the Company in stages over a period of approximately three to five years from the effective date of the Simandou Joint Development Agreement, subject to the Company fulfilling its funding obligation referred to above. For further details of the Simandou Joint Development Agreement and the Simandou Project, please refer to the announcement of the Company dated 29 July 2010.

In respect of the Underlying Transaction, Chinalco and Rio Tinto plc have entered into ancillary terms, under which Chinalco has provided the Guarantee to unconditionally and irrevocably guarantee to Rio Tinto plc the performance by the Company of all its obligations under the Simandou Joint Development Agreement in accordance with its terms. Chinalco has requested the Company to provide the Counter Guarantee in respect of Chinalco's Guarantee.

On 25 October 2010, at the Fifth Meeting of the Fourth Session of the Board, all Directors including the independent non-executive Directors (other than Mr. Xiong Weiping and Mr. Lv Youqing, who had abstained from voting by reason of their holding management positions in Chinalco), having considered Chinalco's request, approved the provision of the Counter Guarantee by the Company to Chinalco. The Board has also approved the formation of the Independent Board Committee to advise the Independent Shareholders in respect of the granting of the Counter Guarantee and the appointment of an independent financial adviser to provide independent financial advice to the Independent Board Committee and the Independent Shareholders in respect of the granting of the Counter Guarantee. For further information on the relevant Board resolution passed on 25 October 2010, please refer to the announcement of the Company dated 25 October 2010.

II.	THE COUNTER GUARANTEE

The proposed principal terms of the Counter Guarantee are set out as follows:

Grantor:	The Company

Grantee:	Chinalco

Nature of the Counter Guarantee:	Unconditional and irrevocable

Counter Guaranteed Obligations:

The Company guarantees that it shall duly perform its obligations under the Simandou Joint Development Agreement. In the event that the Company fails to perform its obligations under the Simandou Joint Development Agreement and as a result of which Chinalco has to perform such obligations as required under the Guarantee, the Company shall pay to Chinalco all its actual economical loss arising therefrom.

Counter Guaranteed Amount:

The amount actually paid by Chinalco in accordance with the terms of the Guarantee, which shall not exceed the corresponding amount of the Company's liability under the Simandou Joint Development Agreement.

Term:

The term is contemporaneous with the Company's performance period of the Simandou Joint Development Agreement and shall be extended to cover any period in which the Company has any outstanding liability or obligation under or in respect of the Simandou Joint Development Agreement.

Governing Law:	PRC laws

As at the date of this announcement, the terms of the Counter Guarantee have been agreed between the Company and Chinalco, but the Counter Guarantee has not been executed by the Company pending approval by the Independent Shareholders at the AGM.

III.	REASONS FOR AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY FROM THE COUNTER GUARANTEE

Participation in the Simandou Project signifies a significant step in the expansion of the Company's business scope to other energy and mineral resources business and provides an invaluable opportunity for the Company's future growth in iron ore production. It also enhances the Company's development potentials and increases the value of the Company. While Chinalco guaranteed to Rio Tinto the performance by the Company of all its obligations under the Simandou Joint Development Agreement, the Company is of the view that it has the financial resources to perform all its obligations under the Simandou Joint Development Agreement and the provision of the Guarantee by Chinalco and the proposed Counter Guarantee will not impose any additional liability on the Company. The Board, having duly considered the request by Chinalco for the provision of the Counter Guarantee, believes that as the Simandou Project is beneficial to the strategic growth of the Company, it is in the interest of the Company and its shareholders as a whole to grant the Counter Guarantee in favor of Chinalco. Having considered the above, the Directors (including the independent non-executive Directors) are of the view that the Counter Guarantee is on normal commercial terms which are fair and reasonable and in the interests of the Company and its shareholders as a whole.

IV.	INFORMATION ON THE COMPANY AND CHINACLO

The Company (together with its subsidiaries) is the largest producer of alumina, primary aluminum and aluminum fabrication products in the PRC, and also the second largest producer of alumina as well as the third largest producer of primary aluminum in the world. It is principally engaged in the mining of bauxite; the production and sales of alumina, primary aluminum and aluminum fabrication products, and the trading of other non-ferrous metal products.

Chinalco, the controlling shareholder of the Company, is a state-owned enterprise established in accordance with the laws of the PRC. It is principally engaged in (i) investment and operation management of state-owned assets; (ii) bauxite mining, alumina refining, smelting, electrolyzation, processing and trading of aluminum; (iii) mining, smelting, electrolyzation, processing and trading of rare metals and rare earth; (iv) mining, smelting, processing and trading of copper and other Non-ferrons metals; and (v) related engineering and technological services.

V.	THE HONG KONG LISTING RULES IMPLICATIONS

Chinalco, being the controlling shareholder of the Company, is a connected person of the Company for the purpose of the Hong Kong Listing Rules. As the highest percentage ratio among all applicable percentage ratios (as defined in the Hong Kong Listing Rules) in respect of the Counter Guarantee is more than 5% but less than 25%, the Counter Guarantee constitutes a discloseable and connected transaction of the Company under the Hong Kong Listing Rules, and is therefore subject to the reporting and announcement requirements as well as the Independent Shareholders' approval requirement under the Hong Kong Listing Rules.

The Directors have appointed the Independent Board Committee, comprising the three independent non-executive Directors, to advise the Independent Shareholders as to the fairness and reasonableness of the granting of the Counter Guarantee. The Directors have also appointed China Merchants Securities as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the granting of the Counter Guarantee.

The Counter Guarantee is subject to approval by the Independent Shareholders at the AGM. A circular containing details of the Counter Guarantee, a letter from the Independent Board Committee containing its recommendation in respect of the granting of the Counter Guarantee and a letter from China Merchants Securities containing its advice in respect of the granting of the Counter Guarantee, as well as a circular containing, among other things, notice of the AGM are expected to be despatched to the shareholders of the Company on or before 12 April 2011.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"AGM"

means the annual general meeting of the Company to be convened at the Company's conference room, 29th Floor, No. 62 North Xizhimen Street, Haidan District, Beijing, PRC on a date to be announced by the Company;

"Board"	means the board of Directors of the Company;

"China Merchants Securities"

means China Merchants Securities (HK) Co., Limited, a corporation licensed to carry on type 1 (dealing in securities), type 2 (dealing in future contracts), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO, the independent financial adviser appointed by the Company to provide independent financial advice to the Independent Board Committee and the Independent Shareholders in respect of the Counter Guarantee;

"Chinalco"

means , Aluminum Corporation of China*, a state-owned enterprise established in the PRC and the controlling shareholder of the Company holding (together with its subsidiaries) 41.82% of the total issued share capital of the Company;

"Company"

means , Aluminum Corporation of China Limited*, a joint stock limited company established in the PRC with limited liability, the A shares, H shares and American depositary receipts of which are listed on the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, Inc., respectively;

"Counter Guarantee"	means the counter guarantee to be granted by the Company to Chinalco in respect of the Guarantee;

"Directors"	means the directors of the Company;

"Group"	means the Company and its subsidiaries;

"Guarantee"

means the guarantee provided by Chinalco to Rio Tinto plc under which Chinalco unconditionally and irrevocably guarantees to Rio Tinto plc the performance by the Company of all its obligations under the Simandou Joint Development Agreement in accordance with the terms thereof;

"Hong Kong"	means the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"Independent Board Committee"

means a committee of the Board established for the purpose of considering the Counter Guarantee, comprising independent non-executive Directors, namely, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao;

"Independent Shareholders"

means the shareholders of the Company (other than Chinalco and its associates) who are not required to abstain from voting on the resolution to be proposed in respect of the granting of the Counter Guarantee at the AGM;

"PRC"	means the People's Republic of China excluding, for the purpose of this announcement only, Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan;

"Simandou Project"	means the project to develop and operate the Simandou iron ore mine located in Guinea in west Africa as further described in the Simandou Joint Development Agreement;

"subsidiary"	has the same meaning ascribed thereto under the Hong Kong Listing Rules; and

"Underlying Transaction"	means the development and operation of the Simandou Project in Guinea in west Africa.

By order of the Board Aluminum Corporation of China Limited* Liu Qiang Company Secretary

Beijing, the PRC
21 March 2011

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan and Mr. Liu Xiangmin (executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (independent non-executive Directors). As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan and Mr. Liu Xiangmin (executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (independent non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary